SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VBI Vaccines, Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)

91822J103
(CUSIP Number)
Kate Inman
General Counsel, Secretary
OPKO Health, Inc.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)
October 30, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91822J103	Schedule 13D	PAGE 2 of 4

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,678,752
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,678,752
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	6,678,752	*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 91822J103	Schedule 13D	PAGE 3 of 4

This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of OPKO Health, Inc., a Delaware corporation (“OPKO”) and relates to the common shares, no par value (the “Common Shares”), of VBI Vaccines Inc. (the “Issuer”). This Amendment amends and supplements the initial statement on Schedule 13D (the “Original Schedule 13D”) filed by OPKO with the SEC on March 31, 2017. Except as set forth herein, this Amendment does not modify any of the information previously reported by OPKO in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following sentence immediately preceding the final paragraph:
On October 30, 2017, OPKO acquired 655,738 Common Shares for an aggregate purchase price of $2 million in a public offering being conducted by the Issuer.

ITEM 5.	Interest in Securities of the Issuer.
Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)
OPKO is the direct owner of 6,678,752 Common Shares or 16.6% of the Issuer’s issued and outstanding Common Shares as of September 30, 2017, based on the Issuer’s Prospectus Supplement as filed on October 27, 2017.

(b)	OPKO has the sole power to vote and dispose of the 6,678,752 Common Shares owned by it.

(c)	On October 30, 2017, OPKO purchased 655,738 Common Shares for a price per share of $3.05 in a public offering being conducted by the Issuer.

CUSIP No. 91822J103	Schedule 13D	PAGE 4 of 4

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: November 1, 2017	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary